Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc.
Registration No.: 333-110281

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC.

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Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s annual report on Form 40-F for the year ended December 31, 2002, its notice of annual meeting and proxy circular for its 2003 annual meeting notice which was filed with the SEC on March 31, 2003, and the definitive proxy statement/prospectus included in the registration statement on Form F-4, as amended, which was filed with the SEC on January 5, 2004. Additional information regarding the interests of potential participants is included in the definitive proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available.

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The following is a copy of the presentation made by Bruce Gordon, Executive Vice President and General Manager, Canadian Operations of Manulife Financial Corporation at the RBC Capital Markets Canadian Financial Services Conference on January 21, 2004.

RBC Capital Markets Canadian Financial Services Conference Bruce Gordon Executive Vice President and General Manager, Canadian Operations January 21, 2004

Legal Disclaimer Forward-Looking Statements The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company. Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Important Legal Information This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock's stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795- 9767). Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's annual report on Form 40-F for the year ended December 31, 2002, its notice of annual meeting and proxy circular for its 2003 annual meeting notice which was filed with the SEC on March 31, 2003, and the definitive proxy statement/prospectus included in the registration statement on Form F-4, as amended, which was filed with the SEC on January 5, 2004. Additional information regarding the interests of potential participants is included in the definitive proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available.

Strong organic growth momentum in all core markets Solid sales growth in insurance businesses Positive influence of favourable equity markets Improved expense position Excellent credit performance Exceptionally strong capital position ...despite dampening impact of currency MFC 2003: Strong Momentum

3Q02 4Q02 1Q03 2Q03 3Q03 EPS 0.69 0.8 0.73 0.83 0.85 3Q02 4Q02 1Q03 2Q03 3Q03 ROE 0.152 0.172 0.158 0.18 0.179 MFC: Earnings Growth and Quality C$

MFC: High Quality Asset Portfolio Excellent credit quality Net impaired assets to total invested assets ratio of 0.21% at 3Q03 Bond portfolio Market value excess of $3.3 billion plus deferred realized net gains of $1.9 billion (12% of portfolio book value) 96% investment grade; average credit quality of "A high" Commercial Real Estate and Mortgages One of the largest Canadian direct owners and managers of real estate with above average occupancy rates and strong yields One of the largest commercial mortgage lenders in Canada with above average credit quality, low arrears and high OSFI loan ratings Conservative approach to provisioning Total allowance for impaired assets $246 million (3Q03) Actuarial reserves for future credit losses $1.6 billion (3Q03) Investment yield of 6.45% (9 months 2003)

United States Premier Portfolio of Businesses Improved equity market conditions have driven solid growth in sales and earnings U.S. Insurance has gained market share as a result of its strong UL product portfolio Five consecutive quarters of sales growth Group Pensions maintains its leadership position as #1 seller of 401(k) plans to small and mid-sized businesses More than one million participants across 27,000 plans (Dec 2003) Annuities sales augmented by new Scudder distribution network YTD net sales growth of 15%

1999 2000 2001 2002 3Q02 3Q03 246 321 251 301 74 87 US$ millions United States Net Income

Asia Aggressive Organic Growth Aggressive organic growth Premiums and deposits exceeded $1 billion for the first time in 3Q03 Solid market positions in core operations Leveraging successful strategies across the region Expansion of high quality agency force is key to sales and growth 20,600 agents as of Sep 30/03 (+17% YOY) Fertile ground for future growth Launch of Guangzhou branch, receipt of Beijing license Two acquisitions reinforce Manulife Indonesia's position as market leader All operations expected to be profitable in 2003

1999 2000 2001 2002 3Q02 3Q03 96 99 119 164 46 64 US$ millions Asia Net Income Has Grown Rapidly

Manulife Japan Success in Reshaping the Operations Sales force revitalized and diversified Agency force up 8.5% over last two quarters Distribution diversified to include banks and brokerage firms Product portfolio redesigned Innovative UL and VA products launched, leveraging expertise from North America Significant expense cuts Branch restructuring, early retirement programs and operational efficiencies

1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 163 155 148 148 146 140 131 132 129 127 120 116 109 Industry trend - more consolidation and concentration Market will be dominated by the largest 3 Companies in 2004, down from 6 in 1999 Favorable demographics Mature market Number of Active Life & Heath Insurers in Canada Source: CLHIA 163 155 148 148 146 140 131 132 129 127 120 Canada Market Dynamics 109 116

1999 2000 2001 2002 3Q02 3Q03 233 275 335 368 85 131 $ millions Canada Net Income Continues Growth

Canada Leading Market Positions Sources: LIMRA International Surveys, Investor Economics, Benefits Canada, and internal estimates 16.8 3 10.7 5 Group Pensions Defined Contribution Annualized New Deposits 19.6 1 11.3 3 Group Benefits New Business 11.4 3 11.6 3 Individual Life New Business 15.4 2 15.1 2 Segregated Fund Assets 23.2 2 19.3 2 Segregated Fund Sales 50.0 1 50.0 1 Life & Health Insurance to Alumni 24.5 1 26.8 1 Individual Fixed Annuity Sales Market Share % Rank Market Share % Rank 3Q03 2002 Category

Canada Significant Customer Base Individual Insurance 915,100 policies in force 367,000 certificates in force through more than 100 Affinity sponsors Individual Wealth Management 440,000 insurance policies in force 33,000 bank loans; 48,000 deposit clients 136,000 mutual fund policies in force Group Benefits 13,200 clients 1.56 million certificates in force Group Pensions 3,550 cases in force 314,700 certificates in force

Canada Building Blocks Expense Management Customer Service Products Distribution Our Strategy... ....Continue to build profitable businesses that gain market share by executing on the fundamentals

Advisors National Accounts MGA's Other 1998 23651 3865 1738 0 Advisors National Accounts MGA's Other 2003 45000 25000 25000 5000 #1 in National Accounts (stock brokerage) channel MFC had 47% of insurance revenue of big 6 IDA firms (Fall 2003, Investor Economics Retail Brokerage Report) Strategic alliances expand product line-up for distributors Expansion of MGA relationships across Canada More than 45% of life insurance sales now from non- traditional sources Canada Distribution Expansion

Canada Product Innovation Products for a changing market Evolution of segregated fund product Leader in preferred underwriting Manulife One Critical illness

Canada Customer Value Proposition Choice of access Multiple channel availability Product and service delivery Innovative products with best of class service Flexible benefits administration E-commerce initiatives Award winning customer statements Value for money Competitive premiums reflecting our good business practices (including underwriting and expense management)

Canada Excellent Expense Management $100 million in expense gains over the last 4 years We run efficient businesses, but Lots of opportunities for further improvements Rationalizing legacy systems Leveraging web technology Continuous improvement

An Exceptional Transaction Rebalance Risk Profile Diversify Earnings Greater U.S. Brand Awareness Diversify Products Expand Distribution Leadership in US, Canada and Asia Expand Distribution Build in Growth Markets Expand Scale Expand Scale

Maritime Life brings: Incremental scale Combined entity ranks #1 or #2 in all core product lines Expanded distribution Significant new MGA relationships New products Individual disability insurance Significant cost synergy opportunities given considerable business overlap C$100 million annual run rate Maritime Life A Strategic Opportunity

Maritime Life Incremental Scale Rank / Market Share in Canada Product Manulife Maritime Life Combined Entity Individual Life Insurance1 #1 / 12.3% #10 / 5.8% #1 / 18.1% Group Life & Health2 #2 / 19.6% #4 / 13.4% #1 / 33.0% Individual Fixed Annuities3 #1 / 24.5% #10 / 2.2% #1 / 26.7% Segregated Funds4 #2 / 15.8% #3 / 11.6% #2 / 27.4% Group Pensions5 #3 / 16.8% #6 / 2.5% #3 / 19.3% Adjusted for GWO/CL merger 1 3Q03 LIMRA - annualized new premiums 2 3Q03 LIMRA - total sales - premiums + premium equivalents 5 3Q03 LIMRA - total sales 4 3Q03 Investor Economics - total assets 5 3Q03 LIMRA - total DC sales (Manulife) 2002 LIMRA (Maritime Life)

Maritime Life dominant in MGA channel Combines consultants and multi-line brokers for group businesses Maritime Life Expanded Distribution

Individual disability insurance Individual wealth management Fixed rate and bank products Maritime Life New Products

Manulife Financial ....In Conclusion Strong fundamentals are the drivers of consistent earnings growth and quality Focus on core operations and executing on the basics, supplemented by selected strategic acquisitions Leverage core competencies Operational efficiency and expense management Strong capital = Track record of delivering on our promises

Question and Answer Session